ProCentury Corporation
465 Cleveland Avenue
Westerville, Ohio 43082
VIA EDGAR
July 31, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Application for Withdrawal of ProCentury Corporation Registration Statement on Form S-4 (File No. 333-144022)
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form S-4 (File No. 333-144022) filed by ProCentury Corporation (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on June 25, 2007, and all exhibits filed thereto (the “Registration Statement”). The Registration Statement was filed to offer and sell up to 3,000,000 common shares of the Registrant in connection with potential future business combinations and is no longer necessary as a result of the merger of the Registrant with and into MBKPC Corp., a wholly-owned subsidiary of Meadowbrook Insurance Group, Inc., expected to be consummated on July 31, 2008.
     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement. There was no circulation of a preliminary prospectus, the Registration Statement was not declared effective by the Commission and no securities were distributed, issued or sold pursuant to the Registration Statement.
     The Registrant requests that in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant’s successor Meadowbrook Insurance Group, Inc.

     If you have any questions, please contact John M. Gherlein of Baker & Hostetler LLP at (216) 861-7398.

Sincerely,

ProCentury Corporation

By:	/s/Erin E. West

Erin E. West Chief Financial Officer and Treasurer